SO 3-22-04

CHANGE COMMISSION
N, D.C. 20549

VF 3-12-04

04003804

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-50456

RECEIVED
MAR 01 2004
153

REPORT FOR THE PERIOD BEGINNING	January 1, 2003	AND ENDING	December 31, 2003
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Investment Services, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

999 3rd Avenue Suite 4300

(No. and Street)

Seattle	Washington	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Ohotto

(Area Code -- Telephone No.)
612-667-9566

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN **55402**

(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

DO 3/25

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Investment Services, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Laurie Ohotto

Name: Laurie Ohotto
Title: Vice President

Susan Kay Olson

Notary Public

SUSAN KAY OLSON
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires 1-31-2005

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

WELLS FARGO INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

WELLS FARGO INVESTMENT SERVICES, LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Investment Services, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Investment Services, LLC, a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Investment Services, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

WELLS FARGO INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2003

(In thousands)

Assets

Cash and cash equivalents	$	652
Receivable from brokers, dealers, and clearing organizations (note 3)		1,333
Securities owned, at market value (note 4)		67,862
Securities purchased under agreements to resell (note 2e)		58,562
Furniture and equipment, at cost, less accumulated depreciation of $24		64
Other assets		150
Total assets	$	128,623

Liabilities and Member's Equity

Liabilities:		
Payable to brokers, dealers, and clearing organizations (note 3)	$	4,704
Securities sold, not yet purchased, at market value (note 4)		52,146
Accrued compensation and related benefits		1,372
Due to affiliates		53
Other liabilities and accrued expenses		70
Total liabilities		58,345
Member's equity		70,278
Total liabilities and member's equity	$	128,623

See accompanying notes to statement of financial condition.

WELLS FARGO INVESTMENT SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2003

(in thousands)

(1) Organization and Nature of Operations

Wells Fargo Investment Services, LLC (WFIS) is a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. (WFPCF) whose ultimate parent is Wells Fargo & Company (WFC). WFIS is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD). As of December 31, 2003, WFIS' primary activity is trading through offices in Washington, California, and Arizona.

WFIS clears securities transactions through its affiliate Wells Fargo Investments, LLC (WFI) and an unaffiliated broker-dealer on a fully disclosed basis. WFIS does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Principal transactions are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at market values.

(b) Fair Value of Financial Instruments

Substantially all of WFIS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Receivable From or Payable to Brokers, Dealers, and Clearing Organizations

Receivable from or payable to brokers, dealers, and clearing organizations consist primarily of amounts payable to WFI (related party clearing broker) and receivable from an unaffiliated broker-dealer for the contract value of securities which have not been delivered or received as of the date of the statement of financial condition.

(d) Securities Under Agreement to Resell and Repurchase

Resale and repurchase agreements are treated as financing arrangements and are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, plus accrued interest. Resale and repurchase agreements are collateralized primarily with U.S. government and government agency obligations. Such agreements provide WFIS with the right to maintain the relationship between the market value of the collateral and the receivable or payable. It is WFIS' policy to take physical possession or control of the collateral underlying resale agreements.

WFIS' risk with regard to resale agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the balance of the receivable exceeds the market value of the underlying collateral. WFIS' risk with regard to repurchase agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the market value of the underlying collateral exceeds the balance of the corresponding payable. WFIS monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate.

(in thousands)

At December 31, 2003, WFIS has received collateral under resale agreements that it is permitted by contract or custom to sell or repledge of $59,058. Of this amount, $55,301 has been sold or repledged.

(e) ***Furniture and Equipment***

Furniture and equipment are stated at cost less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years.

(f) ***Income Taxes***

WFIS is disregarded as an entity separate from its owner and the results of its operations are included in the federal and state income tax returns of its sole member and parent, WFPCF.

(g) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations consists of the following:

Receivable from unaffiliated broker-dealer as clearing broker	$	1,333
Payable to WFI as clearing broker		4,704

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of trading securities at market values as follows:

		Owned	Sold, not yet purchased
U.S. government and government agency obligations	$	54,960	51,347
Corporate and preferred stocks		7,317	740
Corporate bonds, debentures and notes		2,881	59
State and municipal obligations		2,704	—
	$	67,862	52,146

(in thousands)

Securities sold, not yet purchased represent obligations of WFIS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFIS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(5) Related Party Transactions

In the ordinary course of business, WFIS enters into material transactions with other affiliates of WFC. During the year ended December 31, 2003, transactions with affiliates include costs incurred for employee benefit programs sponsored by WFC (note 7), clearing services, and operating expenses.

WFIS uses WFI as a clearing broker for securities transactions. Under the terms of the clearing agreement, WFIS pays or receives interest at rates approximating commercial lending rates on amounts payable to or receivable from WFI.

At December 31, 2003, WFIS had available credit from WFC under an unsecured short-term promissory note that is authorized up to $100,000. Additionally, WFIS periodically obtains short-term financing from Wells Fargo Bank Minnesota, N.A. under repurchase agreements which are collateralized by trading securities. WFIS pays interest on these financing arrangements at interest rates approximating commercial lending rates. At December 31, 2003, WFIS had no outstanding borrowings under these arrangements.

Effective January 31, 2003, WFIS entered into a $200,000 revolving subordinated loan agreement with WFC. The agreement expires on July 22, 2009. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR rate. Any outstanding liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. No amounts were outstanding on the revolving subordinated loan agreement during the year ended December 31, 2003.

(6) Net Capital Requirements

WFIS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires WFIS to maintain minimum net capital. WFIS has elected to use the alternative method permitted by the rule, which requires that WFIS maintain minimum net capital, as defined, of $250. At December 31, 2003, WFIS' net capital was $66,557, which was $66,307 in excess of its required net capital of $250.

WFIS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(7) Employee Benefits

WFIS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFIS' employees are not available.

(Continued)

WFIS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(8) Financial Instruments With Off-Balance-Sheet Risk

WFIS clears all transactions on a fully disclosed basis with their clearing firms that maintain all related records. In the normal course of business, WFIS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose WFIS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. WFIS maintains all of its trading securities at the clearing firms, and these trading securities collateralize amounts due to the clearing firms.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. WFIS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFIS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon WFIS' statement of financial condition.